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                               December 14, 2023

       Thomas P. Kelly
       Chief Financial Officer
       Deciphera Pharmaceuticals, Inc.
       200 Smith Street
       Waltham, MA 02451

                                                        Re: Deciphera
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 7,
2023
                                                            File No. 001-38219

       Dear Thomas P. Kelly:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Management's Discussion and Analysis of Financial Condition and Results of Operations

       Results of Operations
       Revenues
       Product Revenues, Net, page 109

   1.                                                   Please provide
disclosures to be included in future filings that separately quantifies the increase in U.S. net
product revenue by sales volume and net price. Refer to Item
                                                        303(b)(2)(iii) of
Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649
       with any questions.
 Thomas P. Kelly
Deciphera Pharmaceuticals, Inc.
December 14, 2023
Page 2


FirstName LastNameThomas P. Kelly              Sincerely,
Comapany NameDeciphera Pharmaceuticals, Inc.
                                               Division of Corporation Finance
December 14, 2023 Page 2                       Office of Life Sciences
FirstName LastName